     As filed with the Securities and Exchange Commission on July 22, 1997
                                                           Registration No. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           The Securities Act of 1933
                          ----------------------------
                             TERRA INDUSTRIES INC.
             (Exact name of Registrant as specified in its charter)
                          ----------------------------

           Maryland                                 52-1145429
(State or other jurisdiction of                  (I.R.S. Employer
incorporation or organization)                  Identification No.)

                                  Terra Centre
                        600 Fourth Street, P.O. Box 6000
                          Sioux City, Iowa 51102-6000
                                 (712) 277-1340
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                          ----------------------------
                              George H. Valentine
         Senior Vice President, General Counsel and Corporate Secretary
                                  Terra Centre
                        600 Fourth Street, P.O. Box 6000
                          Sioux City, Iowa 51102-6000
                                 (712) 277-1340
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         -----------------------------
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------
   Title of Each Class of       Amount to be     Proposed maximum       Proposed maximum        Amount of
 Securities To Be Registered     registered     offering price per     aggregate offering  registration fee(2)
                                                     share(1)               price(1)
-------------------------------------------------------------------------------------------------------------
Common Shares, no par value    959,479 shares   $      11.25           $  10,794,139       $      3,271
-------------------------------------------------------------------------------------------------------------

(1) Estimated in accordance with Rule 457(c), solely for purposes of calculating the registration fee.
(2) Calculated on the basis of 1/33rd of 1% of the proposed maximum aggregate offering price.
                         -----------------------------
     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JULY 22, 1997
                   ------------------------------------------

PROSPECTUS                                       _______    , 1997


                                    959,479

                             Terra Industries Inc.

                                    [LOGO]

                                 Common Shares

                         ______________________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
      THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
        MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ______________________________


The persons named as selling stockholders (the "Selling Stockholders") under the caption in this Prospectus titled "Selling Stockholders" propose to sell an aggregate of 959,479 common shares, no par value (the "Common Shares"), of Terra Industries Inc. ("Terra" or the "Company"): (i) in one or more transactions at a price or prices related to the then current market price of the Common Shares on the New York Stock Exchange, with any commission to be paid by the Selling Stockholders to brokers utilized by the Selling Stockholders as shall be agreed upon by them; or (ii) by the Selling Stockholders to a broker (for resale by such broker as principal) at a price or prices related to the then current market price of the Common Shares, less such discount as shall be agreed upon by the Selling Stockholders and the broker; or (iii) in other transactions as described in greater detail below under "Plan of Distribution." The Company will not receive any of the proceeds from the sale of these Common Shares.

The Common Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "TRA". On July 16, 1997 the last reported sale price of the Common Shares as reported on the New York Stock Exchange Composite Tape was $11.25 per share.

See "Investment Considerations" on pages 4-6 for a discussion of certain factors that should be considered by prospective investors in the Common Shares offered hereby.

                             AVAILABLE INFORMATION

     The Company has filed this Prospectus as part of a Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the "Commission") pursuant to the 1933 Act, and the rules and regulations promulgated thereunder. This Prospectus does not contain all the information set forth in the Registration Statement. For further information with respect to the Company and the Common Shares, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file periodic reports and other information with the Commission. Reports, proxy statements and other information filed by the Company as well as the Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 75 Park Place, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission (site address http://www.sec.gov). In addition, reports, proxy statements and other information may be inspected, with respect to the Company, at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and at the offices of the Toronto Stock Exchange, Exchange Tower, 2 First Canadian Place, Toronto, Ontario M5X1J2 Canada, upon which the Common Shares are listed.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-8520) are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; (iii) the Company's Current Reports on Form 8-K dated February 27, 1997 and April 14, 1997; and (iv) the description of the Common Shares set forth in the Registration Statement on Form 8-A dated May 2, 1988.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits, unless such exhibits are specifically incorporated by reference in such documents). Written requests for such copies should be directed to George
H. Valentine, Senior Vice President, General Counsel and Corporate Secretary, Terra Industries Inc., Terra Centre, 600 Fourth Street, P.O. Box 6000, Sioux City, Iowa 51102-6000, telephone: (712) 277-1340.

                                    SUMMARY

     The following is a summary only and should be read in light of the more detailed financial and other information incorporated by reference or included elsewhere in this Prospectus. References to the "Company" or "Terra" shall mean Terra Industries Inc., including, where the context so requires, its direct and indirect subsidiaries.



                                  The Company

     The Company is a leader in each of its three business segments: (i) the distribution of crop production inputs and services, (ii) the manufacture of nitrogen products and (iii) the manufacture of methanol. The Company owns and operates the largest independent farm service center network in North America and is the second largest supplier of crop production inputs in the United States. The Company is also the third largest producer of anhydrous ammonia and the largest producer of nitrogen solutions in the United States and Canada. In addition, the Company is one of the largest U.S. manufacturers and marketers of methanol. In 1996, the Company generated revenues and operating income of $2.3 billion and $295.2 million, respectively.

     Terra's Common Shares are traded on the NYSE and the Toronto Stock Exchange under the symbol "TRA." As of May 30, 1997, Minorco, an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness ("Minorco"), owned through its wholly owned subsidiaries 56.8% of Terra's outstanding common shares. As of May 30, 1997, five of the Company's nine directors were also officers and/or directors of Minorco or its affiliates.



                                  The Offering

          Common Shares Offered
            by Selling Stockholders.............................959,479
          Common Shares Outstanding
            (As of May 30, 1997).............................74,878,811
          NYSE symbol...............................................TRA



                    Recent Acquisition--Selling Stockholders

          In May 1997, the Company acquired Huntting Elevator Company ("Huntting"). Huntting's 18 farm service centers sell fertilizers, crop protection products and services, and livestock feed products and services. These locations also merchandise grain and are located in or near southern Minnesota. The Selling Stockholders received the Common Shares offered hereby in connection with the sale of Huntting to Terra. The Common Shares have been registered pursuant to registration rights granted to such Selling Stockholders in the acquisition.

                           INVESTMENT CONSIDERATIONS

     Prospective investors should consider carefully the following factors in addition to the other information in this Prospectus.

Holding Company Structure and TNCLP

     The Company's assets consist primarily of investments in its subsidiaries. As a result, the Company's rights to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by the Company. In addition, TNCLP's assets (including cash generated by its business) are subject to the rights of the TNCLP partners under the terms of TNCLP's limited partnership agreement.

     TNCLP's limited partnership agreement requires the quarterly distribution to the partners of TNCLP of all "Available Cash," which is generally defined to mean all cash receipts from all sources, less the sum of all cash disbursements, adjusted for changes in certain reserves established as TNC (as general partner of TNCLP) determines to be necessary or appropriate in its reasonable discretion to provide for the proper conduct of the business of TNCLP or TNLP (including reserves for future capital expenditures) or to provide funds for distributions with respect to any of the next four calendar quarters.

     The nature of the businesses of the Company and TNCLP may give rise to conflicts of interest between the two. Conflicts could arise, for example, with respect to transactions involving purchases, sales and transportation of fertilizer and natural gas and potential acquisitions of businesses or properties.

Voting Control by Principal Stockholder

     As of May 30, 1997, Minorco and its affiliates owned 56.8% of the outstanding Common Shares of the Company. Since the Company became publicly-owned in 1983, Minorco and its affiliates have owned a majority of the Company's outstanding equity securities. As a result of its beneficial ownership of Common Shares of the Company, Minorco and its affiliates are able to control the election of the Company's directors and the management and policies of the Company. As of May 30, 1997, five of the Company's nine directors are also officers and/or directors of Minorco or its affiliates.

Dependence on Natural Gas; Industry Considerations

     The principal raw material used to produce manufactured nitrogen products and methanol is natural gas. Natural gas costs, including transportation and forward pricing activities, comprised about 45% of the total costs and expenses associated with the Company's Nitrogen Products segment in 1996. Natural gas costs represented about 61% of the total costs and expenses associated with its Methanol segment in 1996. A significant increase in the price of natural gas that could not be recovered through an increase in nitrogen fertilizer or methanol prices could have a material adverse effect on the Company's profitability and cash flow. The Company's natural gas procurement policy is to effectively fix or cap the price of between 40% and 80% of its natural gas requirements for a one-year period and up to 50% of its natural gas requirements for the subsequent two-year period through various supply contracts, financial derivatives and other forward-pricing techniques.

     The Company's future operating results are also subject to other external factors which are beyond the Company's control, including the number of planted acres; the types of crops planted; the effects of general weather patterns on the timing and duration of field work for crop planting and harvesting; the supply of crop inputs; the relative balance of worldwide supply and demand for nitrogen fertilizers and methanol; the U.S. and other governments' agricultural policy; and market prices of methanol.

Cyclical Markets for Products

     The markets for and profitability of the Company's products have been, and are likely to continue to be, cyclical. Periods of high demand, high capacity utilization and increasing operating margins tend to result in new plant investment and increased production until supply exceeds demand, followed by periods of declining prices and declining capacity utilization until the cycle is repeated. In addition, markets for the Company's products are affected by general economic conditions. The cyclicality of the Company's products or a downturn in the economy could materially adversely affect the Company, including its ability to service its debt obligations.

Seasonality and Volatility

     The agricultural products business is seasonal, based upon the planting, growing and harvesting cycles. Inventories must be accumulated in the first few months of the calendar year to be available for seasonal sales, requiring significant storage capacity. Inventory accumulations are financed by suppliers or short-term borrowings, which are retired with the proceeds of the sales of such inventory. In times of lower demand, the Company can reduce purchases, thereby decreasing inventory carrying costs. In the past, over half of the Company's sales generally occurred during the second quarter of each year. This seasonality also generally results in higher fertilizer prices during peak periods, with prices typically reaching their highest point in the spring, dropping in the summer, increasing in the fall (as depleted inventories are restored) and through the spring.

     The agricultural products business can also be volatile as a result of a number of other factors, the most important of which, for U.S. markets, are weather patterns and field conditions (particularly during periods of traditionally high fertilizer consumption), quantities of fertilizers imported to and exported from North America and current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets. U.S. governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted and crop prices. The Federal Agriculture Improvement and Reform Act of 1996 put an end to acreage reduction and production control measures, allowing farmers more flexibility in planting. Because of factors which are outside of the Company's control, including the production capacity of competitors, there can be no assurance that the relatively high nitrogen fertilizer price levels recently achieved will continue. Nitrogen fertilizer is a global commodity and its price can be volatile.

     As with any commodity chemical, the price of methanol is volatile. During 1994, increased world demand for methanol combined with a large number of plant shutdowns and maintenance turnarounds in the industry and the phase-in of U.S. federally mandated standards for oxygenated gasoline resulted in a tight market and uncharacteristically high prices. Demand for methanol also increased due to increased demand for wood building products in the construction industry. In 1995, however, methanol prices returned to historically "normal" levels. Prices have risen slightly in early 1997 due to certain production outages, delayed startup of foreign plants and increased worldwide demand.

Competition

     The market for the fertilizer, crop protection products and seed distributed by the Company is highly competitive. In 1996, sales attributable to the Company's farm service centers accounted for roughly 5% of total crop production products sold in the U.S. Within the specific market areas served by its farm service centers, however, the Company's share of the market was substantially higher in most instances. The Company's competitors include cooperatives, divisions of diversified agribusiness companies, regional distributors and independent dealers, some of which have substantially greater financial and other resources than the Company.

     Nitrogen fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The Company competes with a number of U.S. producers, and producers in other countries, including state-owned and government-subsidized entities. Some of the Company's principal competitors may have greater total resources and may be less dependent on earnings from nitrogen fertilizer sales than the Company. Some foreign competitors may have access to lower cost or government-subsidized natural gas supplies. Furthermore, as a consequence of recent favorable market conditions for nitrogen producers, additional nitrogen fertilizer production capacity is expected within the next year.

     The methanol industry, like the fertilizer industry, is highly competitive, and such competition is based largely on price, reliability and deliverability. The relative cost and availability of natural gas and the efficiency of production facilities are important competitive factors. Significant determinants of a plant's competitive position are the natural gas acquisition and transportation contracts that a plant negotiates with its major suppliers. Domestic competitors for methanol include a number of large integrated petrochemical producers, many of which are better capitalized than the Company. In addition, the production and trade of methanol has become increasingly global, and a number of foreign competitors produce methanol primarily for the export market.

Damage to Facilities; Natural Hazards

     The operations of the Company may be subject to significant interruption if one or more of its facilities were to experience a major accident or were damaged by severe weather or other natural disaster. However, the Company currently maintains, and expects that it will, to the extent economically feasible, continue to maintain, insurance (including business interruption insurance) in an amount which the Company believes is sufficient to allow the Company to withstand major damage to any of its facilities.

     The Company's nitrogen fertilizer plant in Iowa (the "Port Neal Facility") was the site of a major explosion on December 13, 1994. An investigative committee formed by the Company, which included independent experts, determined that the principal cause of the explosion was a defect in the design of the nitric acid sparger in the neutralizer vessel of the ammonium nitrate plant at the Port Neal Facility. The Company has repaired the facility.

Environmental Regulation

     The Company's business activities are subject to stringent U.S. and foreign environmental regulations. The Company is also involved in the manufacture, handling, transportation, storage and disposal of materials that are or may be classified as hazardous or toxic by applicable laws and regulations. If such materials have been or are disposed of at sites that are targeted for investigation and remediation by regulatory authorities, the Company or subsidiaries thereof, as applicable, may be among those responsible under such laws for all or part of the costs of such cleanup. The Company has been designated as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and analogous state laws with respect to a number of sites. Under such laws, certain classes of persons, including generators of hazardous substances, are subject to claims for response costs, regardless of fault or the legality of original disposal. Such persons may be held jointly and severally liable for such claims. In addition, there can be no assurance that existing environmental regulations will not be revised or that new regulations will not be adopted or become applicable so as to have a material adverse effect on the Company's business or financial condition.

     The Company endeavors to comply (and has incurred substantial costs in connection with such compliance) in all material respects with applicable environmental, safety and health regulations. The Company does not expect its continued operation in compliance with such regulations to have a material adverse effect on its results of operations, financial position, net cash flows or competitive position.

                                  THE COMPANY

     The Company is a leader in each of its three business segments: (i) the distribution of crop production inputs and services, (ii) the manufacture of nitrogen products and (iii) the manufacture of methanol. The Company owns and operates the largest independent farm service center network in North America and is the second largest supplier of crop production inputs in the United States. The Company is also the third largest producer of anhydrous ammonia and the largest producer of nitrogen solutions in the United States and Canada. In addition, the Company is one of the largest U.S. manufacturers and marketers of methanol. In 1996, the Company generated revenues and operating income of $2.3 billion and $295.2 million, respectively.

     The Company's distribution network for fertilizer, crop protection products and seed has grown over the last several years to 421 farm service centers and about 780 affiliated dealer locations serving the United States and the eastern region of Canada, as of May 30, 1997. This growth generally has been the result of a healthy farm economy, acquisitions, additional facilities and aggressive marketing. The Company's distribution network is supplied by both independent sources and the Company's own production facilities, which presently include one crop protection chemical dry flowable and liquid formulation plant and seven other liquid chemical formulation facilities in addition to its nitrogen production facilities. In 1996, distribution revenues and operating income constituted approximately 67% and 9% of the Company's total revenues and operating income, respectively.

     Nitrogen fertilizer is a basic crop nutrient which is applied seasonally by farmers to improve crop yield and quality. Nitrogen fertilizer is produced by combining gaseous nitrogen with hydrogen to form anhydrous ammonia, the simplest form of nitrogen fertilizer, which can be further processed or upgraded into other fertilizer products such as urea and nitrogen solutions. The Company presently owns five nitrogen fertilizer facilities with total annual gross production capacity of 2.7 million tons of ammonia. In 1996, approximately 11% of the Company's fertilizer production tonnage was supplied to its farm service center locations for sale to growers, while the rest was sold to other customers. The Company believes that it is among the lowest cost providers of nitrogen fertilizer in the markets it serves, benefiting from favorable transportation logistics and other operating synergies. The Company suffered a major explosion in December 1994 at the Port Neal Facility, for which it was insured. The Company began producing ammonia again at the facility in late December 1995, and the urea and nitrogen solution upgrading facilities became operational in May 1996. In 1996, nitrogen products revenues (including intercompany sales) and operating income constituted approximately 28% and 85% of the Company's total revenues and operating income, respectively.

     Methanol is used primarily as a feedstock in the production of other chemical products such as formaldehyde, acetic acid, adhesives and plastics. Methanol is also used as a feedstock in the production of MTBE, an oxygenate and octane enhancer used as an additive in reformulated gasoline to provide cleaner burning fuels. The Company's methanol production capacity is approximately 320 million gallons per year, representing approximately 13% of the total United States rated capacity. The Beaumont Facility is the second largest such facility in the U.S. In 1996, methanol revenues and operating income constituted approximately 5% and 6% of the Company's total revenues and operating income, respectively.

     The Company's long-term strategy for growth is to: (i) acquire and upgrade production and distribution facilities, (ii) increase distribution volumes by expanding sales from Company-operated locations and its affiliated dealer network, (iii) change its product mix to include more profitable value-added products and (iv) continue to build customer loyalty by providing value-added services. As part of this strategy, in April 1993, the Company acquired a fertilizer manufacturing facility and 32 farm service centers in Canada; in December 1993, the Company acquired 12 farm service centers in Florida; in September 1994, the Company acquired a minority interest in a 100 location distributor of crop input and protection products in the mid-Atlantic region; in October 1994, the Company acquired AMCI, which provided the Company two fertilizer plants and 1.4 million tons of annual gross production capacity of ammonia as well as the Beaumont Facility; in July 1996, the Company completed a construction project at its Courtright Facility enabling the upgrade of 65,000 tons of ammonia annually into urea and UAN; and in May 1997, the Company acquired 18 farm service centers which include grain operations and are located in or near southern Minnesota. In addition, certain other distribution location acquisitions and manufacturing upgrade projects have been completed during the past few years. The Company will, at an appropriate price, consider a sale or joint venture involving its methanol business.

     The Company's principal executive offices are located at Terra Centre, 600 Fourth Street, P. O. Box 6000, Sioux City, Iowa 51102-6000 and its telephone number is (712) 277-1340.

                              SELLING STOCKHOLDERS

     The following table shows, based on information reported to the Company (i) the beneficial ownership of Common Shares by each Selling Stockholder as of July 1, 1997 and (ii) the number of Common Shares being offered by each Selling Stockholder.

                                      Number of Common         Number of Common Shares
Name and Address                        Shares Owned*            Offered to be Sold*
------------------                      -------------            -------------------

James G. Huntting, Jr.                     239,660                     153,403
2300 Ninth Avenue, SW
Austin, Minnesota 55912

Joanne Huntting                            160,931                     103,010
2300 Ninth Avenue, SW
Austin, Minnesota 55912

Ann Yonamine                               156,955                     100,465
11900 Waterford Road
Eden Prairie, Minnesota 55344

Lisa Huntting Dunn                         156,955                     100,465
15540 Wing Lake Drive
Minnetonka, Minnesota 55343

Julie Grandgeorge                          156,955                     100,465
22 Second Avenue
Goffstown, New Hampshire 03045

Ann G. Heimark as Trustee of the            66,778                      42,744
  Ann Heimark Trust
36 Hanten Drive
Mankato, Minnesota 56001

Craig Heimark                              154,323                      98,780
58 West Heath Road
London, England NW37UJ

Libby Heimark                                2,169                       1,388
58 West Heath Road
London, England NW37UJ

James G. Huntting as Trustee of the         46,975                      30,068
  Craig Heimark Trust
2300 Ninth Avenue, SW
Austin, Minnesota 55912

Craig Heimark as Custodian for               6,685                       4,279
  Jacob Heimark under Minnesota
  UTMA until age 21
58 West Heath Road
London, England NW37UJ

Craig Heimark as Custodian for               6,685                       4,279
  Erick Heimark under Minnesota
  UTMA until age 21
58 West Heath Road
London, England NW37UJ

Craig Heimark as Custodian for               6,685                       4,279
  Julia Heimark under Minnesota
  UTMA until age 21
58 West Heath Road
London, England NW37UJ


                                      Number of Common         Number of Common Shares
Name and Address                       Shares Owned*             Offered to be Sold*
----------------                       -------------             -------------------
Laura Kennedy                              97,517                      62,419
77 East Linden Avenue
Lake Forest, Illinois 60045

Stephen Kennedy                             2,169                       1,388
770 East Linden Avenue
Lake Forest, Illinois 60045

James G. Huntting, Jr. as Trustee of       46,975                      30,068
  Laura Kennedy Trust
2300 Ninth Avenue, SW
Austin, Minnesota 55912

Laura Kennedy, as Custodian for             4,337                       2,776
  Kathleen Kennedy under Illinois
  UTMA until age 21
770 East Linden Avenue
Lake Forest, Illinois 60045

Laura Kennedy, as Custodian for             6,685                       4,279
  Ryan Kennedy under Illinois
  UTMA until age 21
770 East Linden Avenue
Lake Forest, Illinois 60045

James Heimark                              97,517                      62,419
601 Sixth Avenue, SW
Austin, Minnesota 55912

Jayna Heimark                               2,169                       1,388
601 Sixth Avenue, SW
Austin, Minnesota 55912

James G. Huntting, as Trustee of the       46,975                      30,068
  James Heimark Trust
2300 Ninth Avenue, SW
Austin, Minnesota 55912

James G. Heimark, as Trustee of the         6,685                       4,279
  Helen Heimark Trust
601 Sixth Avenue, SW
Austin, Minnesota 55912

Ann Yonamine, as Custodian for              5,240                       3,354
  Laura Yonamine under Minnesota
  UTMA until age 21
11900 Waterford Road
Eden Prairie, Minnesota 55344

Ann Yonamine, as Custodian for              5,240                       3,354
  Justin Yonamine under Minnesota
  UTMA until age 21
11900 Waterford Road
Eden Prairie, Minnesota 55344

James G. Huntting, Jr. as Trustee of        5,240                       3,354
  the Trevor Huntting Dunn Trust
  UAD April 17, 1992
15540 Wing Lake Drive
Minnetonka, Minnesota 55343


                                      Number of Common         Number of Common Shares
Name and Address                       Shares Owned*             Offered to be Sold*
----------------                       -------------             -------------------

Julie Grandgeorge as Trustee of the        5,240                       3,354
  Madeline Huntting Grandgeorge
  Trust, UAD April 17, 1997
22 Second Avenue
Goffstown, New Hampshire 03045

Julie Grandgeorge as Trustee of the        5,240                       3,354
  Samual Huntting Grandgeorge
  Trust, UAD April 17, 1997
22 Second Avenue
Goffstown, New Hampshire 03045

______________
* Less then 1% of the Company's outstanding Common Shares are owned by each Selling Stockholder.

Relationships of Certain Selling Stockholders with the Company

     The following Selling Stockholders were executive officers or directors of Huntting within the past three years prior to its acquisition by the Company:
James G. Huntting, Craig Heimark, James Heimark and Lisa Huntting Dunn. None of the Selling Stockholders has had any other position, office or material relationship with the Company within the past three years, except James Heimark is currently an employee of the Company.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from the sale of the Common Shares offered hereby. The Selling Stockholders have advised the Company that the Common Shares may be offered, from time to time, as determined by market conditions, by any of the following means, or any combination thereof:
(i) ordinary brokerage transactions on the New York Stock Exchange and transactions in which a broker, dealer or agent of the Selling Stockholders solicits purchasers; (ii) block trades in accordance with the rules of the New York Stock Exchange in which a broker, dealer or agent of the Selling Stockholders may attempt to sell the Common Shares as agent but may position and resell all or a portion of the block as principal to facilitate the transactions; (iii) "off-board" secondary distributions, exchange distributions or special offerings in accordance with the rules of the New York Stock Exchange in which a broker, dealer or agent of the Selling Stockholders may act as principal or agent; (iv) sales to a broker, dealer or agent of the Selling Stockholders in which such broker, dealer or agent of the Selling Stockholders purchases the Common Shares as principal and resells the Common Shares for its own account pursuant to a prospectus supplement; (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for the Common Shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers. The Common Shares are expected to be sold at prices prevailing at the time of sale, and it is anticipated that the offering prices will not exceed the last reported sale price for the Common Shares of the Company on the New York Stock Exchange immediately prior to the determination thereof. Any brokerage commissions or other compensation paid by the Selling Stockholders are not expected to exceed those customary in the types of transactions involved. A broker, dealer or agent of the Selling Stockholders may also receive compensation from purchasers of the Common Shares which is not expected to exceed that customary in the types of transactions involved.

     In connection with the sale of the Common Shares offered hereby, any participating broker, dealer or agent of the Selling Stockholders may be deemed to be an underwriter within the meaning of the Securities Act, in which event the brokerage commissions or discounts received by any such person may be deemed to be underwriting compensation. To the extent required by the Securities Act, additional information relating to the specific shares offered, the price at which such shares are offered and the particular selling arrangements, if any, made with any broker, dealer or agent in connection therewith (including any applicable commissions or discounts) will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company as of December 31, 1996 and 1995 and for the three years ended December 31 1996, which are incorporated by reference in the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, incorporated by reference in the Registration Statement (which reports express an unqualified opinion and include an explanatory paragraph referring to the Company's change in its method of accounting for major maintenance turnarounds and post-employment benefits effective January 1, 1994), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Common Shares have been passed upon for the Company by George H. Valentine, Senior Vice President, General Counsel and Corporate Secretary of the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution
     The registrant estimates that expenses in connection with the offering described in this Registration Statement will be as follows:

     Securities and Exchange Commission registration fee.............   $ 3,271
     Printing expenses...............................................    10,000
     Accountants' fees and expenses..................................     5,000
     Legal fees and expenses.........................................     4,000
     New York Stock Exchange and Toronto Stock Exchange listing fee..     4,000
     Miscellaneous...................................................     3,729
                                                                        -------
               Total.................................................   $30,000
                                                                        =======

Item 14.  Indemnification of Directors and Officers
     As permitted by the Maryland General Corporation Law ("MGCL"), Article SEVENTH, Paragraph (8) of the Registrant's Charter provides for indemnification of directors and officers of the Registrant as follows:

          The Corporation shall indemnify (a) its directors to the full extent provided by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures provided by such laws; (b) its officers to the same extent it shall indemnify its directors; and (c) its officers who are not directors to such further extent as shall be authorized by the Board of Directors and be consistent with law. The foregoing shall not limit the authority of the Corporation to indemnify other employees and agents consistent with law.

     The MGCL permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that (a) the act or omission of the directors or officer was material to the matter giving rise to such proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services, or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the action or omission was unlawful. The Registrant also maintains directors and officers liability insurance.

     The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that
(i) the person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Registrant's Charter contains a provision providing for elimination of the liability of its directors or officers to the Registrant or its stockholders for money damages to the fullest extent permitted by Maryland law.

Item 15. Recent Sales of Unregistered Securities.

     On March 7, 1996, the Registrant acquired the stock of Anderson Oil & Ag Service, Inc. ("Anderson") in exchange for 218,550 shares of the Registrant's common stock, no par value per share, issued to the sole stockholder of Anderson, representing approximately $2.8 million in market value upon issuance.

     On May 16, 1997, the Registrant acquired the stock of Huntting Elevator Company ("Huntting") in exchange for, among other things, 1,498,985 shares of the Registrant's common stock, no par value per share, issued to stockholders of Huntting, representing approximately $19.4 million in market value upon issuance.

     These transactions were exempt from registration by virtue of Rule 506 and/or Section 4(2) under the Securities Act of 1933, since no public offering had been involved.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits

3.1.1 Articles of Restatement of Terra Industries filed with the State of Maryland on September 11, 1990, filed as Exhibit 3.1 to Terra Industries' Form 10-K for the year ended December 31, 1990, is incorporated herein by reference.

3.1.2 Articles of Amendment of Terra Industries filed with the State of Maryland on May 6, 1992, filed as Exhibit 3.1.2 to Terra Industries' Form 10-K for the year ended December 31, 1992, is incorporated herein by reference.

3.1.3 Articles Supplementary of Terra Industries filed with the State of Maryland on October 13, 1994, filed as Exhibit 4.1.3 to Terra Industries' Form 8-K/A dated November 3, 1994, is incorporated herein by reference.

3.2 By-Laws of Terra Industries, as amended through August 7, 1991, filed as Exhibit 3 to Terra Industries' Form 8-K dated September 30, 1991, is incorporated herein by reference.

4.1 Indenture dated as of October 15, 1993 among Terra Industries (as successor by merger to Agricultural Minerals and Chemicals Inc.) and Society National Bank, including form of Senior Note, filed as Exhibit
         99.2 to Terra Industries' Registration Statement on Form S-3, as amended, (File No. 33-52493), is incorporated herein by reference.

4.2 Indenture, dated as of June 22, 1995 between the Company and First Trust National Association, as trustee, including form of Exchange Note, filed as Exhibit 4.1 to Terra Industries' Registration Statement on Form S-4, as amended (File No. 33-60853), is incorporated herein by reference.

4.3 Amended and Restated Credit Agreement dated as of December 14, 1995 (the "1995 Credit Agreement") among Terra Industries Inc., Terra Capital, Inc., Terra Nitrogen, Limited Partnership, Certain Guarantors, Certain Lenders, Certain Issuing Banks and Citibank, N.A. without exhibits or schedules, filed as Exhibit 4.3 to Terra Industries' Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

4.4 Consent and Amendment No. 1 dated as of June 4, 1996 to the 1995 Credit Agreement filed as Exhibit 4.4 to Terra Industries' Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

4.5 Consent and Amendment No. 2 dated as of July 31, 1996 to the 1995 Credit Agreement filed as Exhibit 4.5 to Terra Industries' Form 10-Q for the quarter ended September 30, 1996, is incorporated herein by reference.

4.6 Consent, Waiver and Amendment No. 3 dated as of November 22, 1996 to the 1995 Credit Agreement filed as Exhibit 4.6 to Terra Industries' Form 10-K for the year ended December 31, 1996, is incorporated herein by reference.

4.7 Amendment No. 4 dated as of March 13, 1997 to the 1995 Credit Agreement filed as Exhibit 4.7 to Terra Industries' Form 10-Q for the quarter ended March 31, 1997, is incorporated herein by reference.

4.8      Amendment No. 5 dated as of May 27, 1997 to be the 1995 Credit
         Agreement.

         Other instruments defining the rights of holders of long-term debt of Terra Industries and its subsidiaries are not being filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of Terra Industries and its subsidiaries on a consolidated basis. Terra Industries agrees to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

5        Opinion of George H. Valentine, Esq.

23.1     Consent of Deloitte & Touche LLP.

23.2     Consent of George H. Valentine, Esq. (included in Exhibit 5)

24       Powers of Attorney.

     (b) Financial Statement Schedules

     The following information included in Item 14 of the registrant's annual report on Form 10-K for the year ended December 31, 1996 and Deloitte & Touche LLP's opinion thereon are hereby incorporated by reference herein:

Schedule No.
-----------

    I        Condensed Financial Information of Registrant

    II       Valuation and Qualifying Accounts:
             Years Ended December 31, 1996, 1995 and 1994

     All other financial statement schedules have been omitted because they are not applicable or the required information is not significant or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings

     (a)     The undersigned Registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

     (c)  The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sioux City, State of Iowa, on July 22, 1997


                                     TERRA INDUSTRIES INC.

                                     By: /s/ GEORGE H. VALENTINE
                                         -----------------------
                                          GEORGE H. VALENTINE
                                     Its: Senior Vice President, General Counsel
                                          and Corporate Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                        Title
-------------------------  ----------------------------------

 William R. Loomis, Jr.*         Chairman of the Board


                           Chief Executive Officer, President
                                and Director (Principal
    Burton M. Joyce*               Executive Officer)


                            Senior Vice President and Chief
                              Financial Officer (Principal
    Francis G. Meyer*              Financial Officer)


                               Vice President, Controller
   Robert E. Thompson*       (Principal Accounting Officer)

   Edward G. Beimfohr*                  Director

   Carol L. Brookins*                   Director

    Edward M. Carson*                   Director

    David E. Fisher*                    Director

     Anthony W. Lea*                    Director

   John R. Norton III*                  Director

     Henry R. Slack*                    Director

                                     Dated: July 22, 1997

                                     /s/ George H. Valentine
                                     ----------------------------------
                                     George H. Valentine
                                     *Attorney-in-Fact

                                EXHIBIT INDEX

                                                                         Sequentially
                                                                         ------------
Exhibit                                                                    Numbered
-------                                                                    --------
Number                             Description                               Page
------     ------------------------------------------------------------      ----



 4.8       Amendment No. 5 dated as of May 27, 1997 to the 1995 Credit        19
           Agreement


 5         Opinion of George H. Valentine, Esq.                               30


23.1       Consent of Deloitte & Touche LLP.                                  32


23.2       Consent of George H. Valentine, Esq. (included in Exhibit 5)


24         Powers of Attorney.                                                33